Exhibit 99.1

Media Release

March 24, 2015

TELUS offering $1.75 billion in new debt notes

$250 million of 3-year notes with 1.50 per cent interest rate

$1.0 billion of 7-year notes with 2.35 per cent interest rate

$500 million of long 30-year notes with 4.40 per cent interest rate

Vancouver, B.C. – TELUS announced today it is offering $1.75 billion of senior unsecured notes in three series, the first with a 3-year maturity, the second with a 7-year maturity and the third with a long 30-year maturity. The notes are offered through a syndicate of agents led by CIBC World Markets, Scotia Capital, and TD Securities. Closing of the offering is expected to occur on or about March 27, 2015.

The 1.50 per cent 3-year Notes, Series CS, were priced at $99.962 per $100 principal amount for an effective yield of 1.513 per cent per annum and will mature on March 27, 2018. The 2.35 per cent 7-year Notes, Series CT, were priced at $99.731 per $100 principal amount for an effective yield of 2.392 per cent per annum and will mature on March 28, 2022. The 4.40 per cent long 30-year Notes, Series CU, were priced at $99.972 per $100 principal amount for an effective yield of 4.402 per cent per annum and will mature on January 29, 2046.

The net proceeds will be used to fund all or a portion of the remaining $1.2 billion required to acquire the AWS-3 spectrum licences and repay short term indebtedness, with any remaining balance used for general corporate purposes.

TELUS will be filing a prospectus supplement to its short form base shelf prospectus dated November 19, 2014 with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities in Canada and the United States may be obtained from CIBC World Markets Inc., Debt Capital Markets, 161 Bay Street, 5th floor, Toronto Ontario, M5J 2S8 c/o Scott Burrows, telephone 416-956-3049 or e-mail Scott.Burrows@cibc.com.

Forward Looking Statements

This news release contains statements about financial and operating performance of TELUS (the Company) and future events, including with respect to future dividend increases, normal course issuer bids through 2016, and the anticipated closing date of the offering that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for the semi-annual dividend increases through 2016, ability to sustain and complete multi-year share purchase programs through 2016), qualifications and risk factors referred to in the 2014 annual Management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12 billion of annual revenue and 13.7 million customer connections, including 8.1 million wireless subscribers, 3.2 million wireline network access lines, 1.5 million Internet subscribers and 916,000 TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Darrell Rae

TELUS Investor Relations

(604) 697-8192

ir@TELUS.com

Liz Sauvé

TELUS Media Relations

(604) 453-2488

Liz.Sauve@TELUS.com

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